Golar LNG Partners LP Trust Company Complex Ajeltake Road Ajeltake Island Majuro the Marshall Islands MH96960	Your ref:	Tundra
	Our ref:	Tundra
	Date:	17 October 2017
Strictly private and confidential
17 October 2017
Dear Sirs
Guarantee and indemnity dated 19 November 2015 ("the "Guarantee") provided by yourselves in favour of Sea 24 Leasing Co. Limited (the "Owner") in respect of the obligations of Golar LNG NB13 Corporation (the Bareboat Charterer") in connection with the financing of mv "Tundra"

We refer to the Guarantee. Pursuant to the Guarantee, you have guaranteed the obligations of the Bareboat Charterer to the Owner under the Bareboat Charter dated 19 November 2015 (as amended). Words and expressions defined in the Guarantee shall have the same meaning when referred to in this letter of indemnity.
Further, we refer to the intended sale of all of the shares in the Bareboat Charterer (the “Share Sale”) by OpCo and GLNG, which will result in the Bareboat Charterer being wholly owned by GLNG.
It will be a condition of the Owner consenting to the Share Sale that, inter alia, for the remainder of the Charter Period you continue to guarantee the obligations of the Bareboat Charterer pursuant to the terms of the Guarantee even after the Share Sale has taken place.
GLNG hereby irrevocably agrees to indemnify Golar MLP immediately upon CMBL making a demand on you under the Guarantee against any loss or liability suffered or incurred by you in connection with such demand under the Guarantee (the “Indemnity”).
This Indemnity and any non-contractual obligations connected with it are governed by and shall be construed in accordance with English law. The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Indemnity or any non-contractual obligations connected with it.
Yours faithfully
/s/ Michael Ashford
Golar LNG Limited

1.17.8980.00 26177610

1.17.8980.00 26177610